Phoenix Guaranteed Income Edge® Rate Schedule*

Guaranteed Income Edge Fee Percentage1 by Strategy and Payment Option2

Asset Allocation Strategy as of 7/15/10	5% Individual	5% Spousal
Investor Protector Conservative (40/60)	1.20%	1.55%
Investor Protector Conservative/Balanced (50/50)	1.40%	1.75%
Investor Protector Balanced (60/40)	1.60%	1.95%
Investor Protector Growth (70/30)	1.85%	2.25%

[1]	Percent of the Retirement Income Base on an annual basis deducted quarterly from your account.
[2]	Payment Options are Individual Income Guarantee available on non-qualified as well as Traditional IRA and Roth IRA accounts or Spousal Income Guarantee available on non-qualified accounts only.

For more information, please contact

Investors Capital at 1-800-949-1422.

*Note:	The current Income Edge fees shown are in effect as of 7/15/2010.

For new certificates: The Income Edge fees may increase or decrease for new contracts at any time. The maximum fee that can be charged annually is 3% of the Retirement Income Base.

For existing certificates: The Income Edge fee for an in-force Income Edge certificate may increase or decrease as a result of 1) an additional contribution to the covered brokerage account, 2) a transfer of account assets from one Investor Protector asset allocation strategy to another or 3) electing the Annual Optional Increase feature. An increase will never exceed the maximum certificate fee of 3.00% of the Retirement Income Base annually. In the event of a certificate fee increase related to the Annual Optional Increase (Step-up), you will be notified at least 30 days prior to the Annual Optional Increase date and may decline the step-up to avoid paying the higher fee. Please see the prospectus for the Phoenix Guaranteed Income Edge® details.

IMPORTANT DISCLOSURES

The Phoenix Guaranteed Income Edge® is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate.

PHL Variable Insurance Company (PHL Variable) has filed a registration statement (including a prospectus) with the SEC for the Phoenix Guaranteed Income Edge. Before you invest, you should read the prospectus in that registration statement and other documents PHL Variable has filed with the SEC for more complete information about PHL Variable and the Phoenix Guaranteed Income Edge. You should carefully consider the charges, withdrawal restrictions and risks associated with the Phoenix Guaranteed Income Edge. The prospectus contains this and other information.

You can obtain a copy of the prospectus for the Phoenix Guaranteed Income Edge and any documents incorporated by reference into the prospectus for free by calling PHL Variable at 800-866-0753. You may also access the prospectus and incorporated documents for free at our website at www.phoenixwm.com or by visiting EDGAR on the SEC’s website at www.sec.gov. The funds and ETFs included in the Investor Protector Model Portfolios have separate prospectuses you can obtain by calling 866-377-4559 or by visiting EDGAR on the SEC’s website at www.sec.gov.

This communication is not intended to meet the objectives or suitability requirements of any specific individual or account. The Investor Protector Program is comprised of certain asset allocation models for which Investors Capital Advisory Services acts as investment advisor.

BPD 37296 (7/10)

Additionally, the Phoenix Guaranteed Income Edge®, an insurance certificate issued by PHL Variable, provides an income guarantee on the asset allocation models. The certificate has its own restrictions, charges and risks. The Phoenix Guaranteed Income Edge® has a separate fee in addition to the fees associated with the underlying investment account. Guarantees are based upon the claims-paying ability of the PHL Variable.

Investors Capital Advisory Services is a registered investment advisor and does not sell, recommend or advise on insurance products. PHL Variable is an insurance company that does not provide investment advice and does not recommend or endorse any investment strategy. An investor should assess his/her own investment needs based on his/her own financial circumstances and investment objectives.

It is important to remember that there are risks inherent in any investment and that there is no assurance that any asset class or index will provide positive performance over time. Past performance is not a guarantee of future results. Diversification and strategic asset allocations do not assure a profit or protect against loss in declining markets.

The Phoenix Guaranteed Income Edge (form 07GRISGA.2) is issued by PHL Variable Insurance Company (Hartford, CT), a member of The Phoenix Companies, Inc., and is distributed by Phoenix Equity Planning Corporation, an unaffiliated broker-dealer. PHL Variable Insurance Company is not licensed to conduct business in NY and ME. The certificate may not be available in all states.

SEC File No. 333-161382